Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

For the three months ended March 31, 2009 and March 30, 2008

(In millions of dollars, unless otherwise noted)

	March 31, 2009	March 30, 2008
	$	$
Available earnings:
(Loss) earnings before income taxes	(53)	55
Add fixed charges:
Interest expense (excluding capitalized)	30	37
Amortization of loan costs	1	2
Interest factor in rents	3	2

Total earnings as defined	(19)	96

Fixed charges:
Interest expense incurred	30	37
Amortization of debt expense	1	2
Interest portion of rental expense	3	2

Total fixed charges	34	41
Ratio of earnings to fixed charges	—	2.3

Deficiency in the coverage of earnings to fixed charges	53	—